08033313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-67647

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (mm/dd/yy) AND ENDING 09/30/08 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INFINITY SECURITIES, INC.
DBA INFINITY FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1624 FRANKLIN STREET, SUITE 1001
(No and Street)

OAKLAND	CALIFORNIA	94612
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SIMOS 510-628-0671
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JAMES SIMOS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INFINITY SECURITIES, INC., DBA INFINITY FINANCIAL SERVICES** as of **SEPTEMBER 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUSAN C. COLEMAN
Commission # 1725725
Notary Public - California
Alameda County
My Comm. Expires Mar 15, 2011

Signature

VICE-PRESIDENT
Title

Susan C. Coleman
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Infinity Securities, Inc.
dba Infinity Financial Services

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Infinity Securities, Inc.
dba Infinity Financial Services
Oakland, California

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. dba Infinity Financial Services as of September 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the eleven months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinity Securities, Inc. dba Infinity Financial Services at September 30, 2008, and the results of their operations and their cash flows for the eleven months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

December 16, 2008

Infinity Securities, Inc.
dba Infinity Financial Services

Statement of Financial Condition

September 30, 2008

Assets

Cash and cash equivalents	$	9,044
Receivable from clearing organization		23,765
Deposits with clearing organization		25,054
Prepaid expenses and other assets		1,457
Property and equipment, net of $332 accumulated depreciation		4.610
Total assets	$	63,930

Liabilities and Stockholders' Equity

Accounts payable			$	1,830
Commissions payable				10,861
Taxes payable				800
Due to stockholders				100
Total liabilities				13,591
Stockholders' equity				
Common stock ($1 par value; 1,000 shares authorized; 1,000 shares issued and outstanding)	$	1,000		
Additional paid-in capital		75,000		
Accumulated deficit		(25,661)		
Total stockholders' equity				50.339
Total liabilities and stockholders' equity			$	63,930

See independent auditor's report and accompanying notes.

Infinity Securities, Inc.
dba Infinity Financial Services

Statement of Income

For the Eleven Months Ended September 30, 2008

Revenue		
Commissions and related fees	$	269,724
Interest income		5,859
Total revenue		275,583
Expenses		
Commissions		132,083
Temporary labor		12,243
Clearing fees		12,165
Regulatory fees		8,187
Professional fees		7,719
Rent		6,786
Depreciation		332
Other operating expenses		45,425
Total expenses		224,940
Income before income taxes		50,643
Income tax expense		800
Net income	$	49,843

See independent auditor's report and accompanying notes.

Infinity Securities, Inc.
dba Infinity Financial Services

Statement of Changes in Stockholders' Equity

For the Eleven Months Ended September 30, 2008

	Common Stock	Paid in Capital	Retained Earnings (Accumulated Deficit)	Stockholders' Equity
November 1, 2007	$ 1,000	$ 75,000	$ (8,604)	$ 67,396
Distributions			(66,900)	(66,900)
Net income (loss)			49,843	49,843
September 30, 2008	$ 1,000	$ 75,000	$ (25,661)	$ 50,339

See independent auditor's report and accompanying notes.

Infinity Securities, Inc.
dba Infinity Financial Services

Statement of Cash Flows

For the Eleven Months Ended September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	49,843
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Receivable from clearing organization		(23,765)
Deposits with clearing organization		(25,054)
Prepaid expenses and other assets		(1,457)
Increase (decrease) in:		
Accounts payable		1,830
Commissions payable		10,861
Taxes payable		800
Due to stockholders		100
Net cash provided (used) by operating activities		13,158
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property & equipment		(4,610)
Net cash provided (used) by investing activities		(4,610)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders		(66,900)
Net cash provided (used) by financing activities		(66,900)
Net increase (decrease) in cash and cash equivalents	$	(58,352)
Cash and cash equivalents, November 1, 2007		67,396
Cash and cash equivalents, September 30, 2008	$	9,044
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	21

See independent auditor's report and accompanying notes.

Infinity Securities, Inc.
dba Infinity Financial Services

Notes to the Financial Statements

September 30, 2008

(1) Organization

Infinity Securities, Inc. dba Infinity Financial Services (the "Company"), a California corporation, was incorporated on January 9, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and was approved for membership by the Financial Industry Regulatory Authority (FINRA) on November 9, 2007. The Company engages in investment advisory and general securities brokerage activities on behalf of its clients.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Receivables from Clearing Organizations
The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line methods over the estimated useful lives of the assets.

Customer Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with Mesirow Financial. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to Mesirow Financial and does not otherwise hold funds or securities for, or owe money or securities to customers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(3) Income Taxes

Income tax expense consists of the 2008 California minimum franchise tax of $800. Deferred taxes were not significant at September 30, 2008.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule 15c3-1 which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At September 30, 2008, the Company's net capital was $44,272, which exceeded the requirement by $39,272.

(5) Lease Obligations

The Company leases office space in Oakland, California. The current lease expires December 31, 2008 and the Company is currently paying $1,213 per month until negotiations on a new lease are completed.

(6) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Infinity Securities, Inc.
dba Infinity Financial Services
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2008

Net Capital		
Total stockholders' equity qualified for net capital		$ 50,339
Less: Non-allowable assets		
Prepaid expenses and other assets	1,457	
Property & equipment (net)	4,610	
Total non-allowable assets		6,067
Net capital		44,272
Net minimum capital requirement of 12.50% of aggregate indebtedness of $13,591 or $5,000, whichever is greater		5,000
Excess net capital		$ 39,272

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of September 30, 2008)

Net capital, as reported in Company's Part II of Form X-17A-5 as of September 30, 2008	$ 48,532
Decrease in stockholders' equity	(4,568)
Decrease in non-allowable assets	308
Net capital per above computation	$ 44,272

Infinity Securities, Inc.
dba Infinity Financial Services
Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Eleven Months Ended September 30, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are cleared through Mesirow Financial or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Eleven Months Ended September 30, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Infinity Securities, Inc.
dba Infinity Financial Services
Oakland, California

In planning and performing our audit of the financial statements and supplemental schedules of Infinity Securities, Inc. dba Infinity Financial Services (the Company), as of and for the eleven months ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the eleven months ended September 30, 2008, and this report does not affect our report thereon dated December 16, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

December 16, 2008

END